FRONTIER GROUP HOLDINGS, INC.

July 24, 2020

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Frontier Group Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1

CIK No. 0001670076

Ms. Bednarowski:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Frontier Group Holdings, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-217078), initially filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2017 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel Anthony J. Richmond of Latham & Watkins LLP at (650) 463-2643.

Thank you for your assistance in this matter.

Very truly yours,

FRONTIER GROUP HOLDINGS, INC.

/s/ Howard M. Diamond
Names:	Howard M. Diamond
Title:	General Counsel & Secretary